UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15b-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

October 2014

Date of Report (Date of Earliest Event Reported)

Embotelladora Andina S.A.

(Exact name of registrant as specified in its charter)

Andina Bottling Company, Inc.

(Translation of Registrant´s name into English)

Avda. Miraflores 9153

Renca

Santiago, Chile

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F    ☒    Form 40-F ☐

Indicate by check mark if the Registrant is submitting this Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐   No ☒

Indicate by check mark if the Registrant is submitting this Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐   No ☒

Indicate by check mark whether the registrant by furnishing the information contained in this Form 6-K is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Yes ☐   No ☒

Santiago, October 24, 2014

Mr.

Carlos Pavez Tolosa

Chilean Superintendent of Securities and Insurance

Avenida Libertador Bernardo O’Higgins N° 1449

Santiago

MATERIAL EVENT

CORPORATE NAME	: EMBOTELLADORA ANDINA S.A.
SECURITIES REGISTRY	: 00124
TAXPAYER I.D.	: 91.144.000-8

By virtue of the stipulations in Article 9 and subparagraph 2 of Article 10 of Law 18,045, and the provisions in General Rule No. 30, Section II of the Chilean Superintendence of Securities and Insurance, and being duly empowered to this effect by the Board of Directors, I hereby report the following regarding Embotelladora Andina S.A. (the “Company”), its business, its securities or tender offer, as a material event:

Through a Material Event sent on October 10, 2014, the Company reported an impact over results for the 2014 fiscal year of approximately MCh$23,000 resulting from the first category tax increase imposed by the newly enacted Law N° 20,780.

On the other hand, on October 17, 2014, the Chilean Superintendence of Securities and Insurance issued Circular Letter N° 856 whereby it established that the differences in net assets and liabilities due to differed taxes resulting from the aforementioned tax increase, must be accounted for against equity and not against results.

Consequently, the MCh$23,000 impact previously reported by the Company will be accounted for against Equity in the financial results for the period ended September 30, 2014.

Jaime Cohen Arancibia

Corporate Legal Officer

Embotelladora Andina S.A.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized, in the city of Santiago, Chile.

EMBOTELLADORA ANDINA S.A.
	By:	/s/ Jaime Cohen
Name: Jaime Cohen
Title: Chief Legal Officer

Santiago, October 24, 2014